UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 26, 2017
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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This report includes the media release and the slides for the presentation to investors in connection with the 1Q17 results.

CREDIT SUISSE GROUP AG Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com
April 26, 2017
Media Release
Credit Suisse Group announces 1Q17 results
Credit Suisse profitable both on a reported and an adjusted* basis in 1Q17
Our strategy of being a leading wealth manager with strong investment banking capabilities delivered a significant profit increase in 1Q17
Group reported pre-tax income of CHF 670 million and Group adjusted* pre-tax income of CHF 889 million. On an adjusted* basis, our five operating divisions delivered pre-tax income of CHF 1.4 billion, partially offset by an adjusted* SRU pre-tax loss of USD 502 million
Continued strong performance in Wealth Management, with NNA across all divisions up 24% at CHF 12 billion1. Record AuM, up 14% year on year to CHF 712 billion1, and adjusted* pre-tax income of CHF 1 billion2, up 13% year on year, with returns substantially above the cost of capital
Global Markets delivered adjusted* pre-tax income of USD 338 million in 1Q17, an improvement of USD 436 million against an adjusted* pre-tax loss of USD 98 million in 1Q16. Adjusted* return on regulatory capital of 10% in 1Q17, net revenues of USD 1.6 billion, up 29% year on year; adjusted* non-compensation operating expenses down 11%, and continued capital discipline, with RWA down 12% compared to 1Q16. Excellent quarter in Credit (net revenues up 133%) and resilient performance in Equities (net revenues down 2%3)
Investment Banking & Capital Markets delivered best first quarter net revenue performance in the past four years, up 54% year on year with particularly strong performance in equity and debt underwriting. IBCM adjusted* pre-tax income up USD 183 million year on year and adjusted* return on regulatory capital of 23% in 1Q17
Maintaining capital discipline with look-through CET1 ratio of 11.7% and look-through CET1 leverage ratio of 3.3%
Raising capital by way of a fully underwritten rights offering for which the net proceeds are expected to amount to approximately CHF 4 billion4 and retaining full ownership of Swiss bank
Proposal to move to all cash dividend in the future, removing dilution associated with scrip dividend

Key business highlights
• Group net revenues of CHF 5.5 billion, up 19% compared to 1Q16
• Group pre-tax income of CHF 670 million, compared to pre-tax loss of CHF 484 million in 1Q16
• Group adjusted* pre-tax income of CHF 889 million, compared to adjusted* pre-tax loss of CHF 173 million in 1Q16, representing CHF 1.1 billion of adjusted* pre-tax income growth year on year
• Net income attributable to shareholders of CHF 596 million, compared to a net loss attributable to shareholders of CHF 302 million in 1Q16
Continued progress in core franchises
• Swiss Universal Bank delivered a record quarter with adjusted* pre-tax income of CHF 483 million, the fifth consecutive quarter with year-on-year adjusted* pre-tax income growth. Profitability was driven by stable net revenues year on year, while adjusted* total operating expenses decreased. We ended 1Q17 with record AuM of CHF 547 billion. In Private Clients, NNA reached CHF 2.0 billion, representing the highest quarterly NNA since 2Q14 and an annualized growth rate of 4%. Mandates penetration in Private Clients increased to 31%, driven by the continued success of Credit Suisse Invest. In Corporate & Institutional Clients, performance remained strong with continued momentum in investment banking. We retained our number 1 position in Investment Banking in Switzerland5.
• International Wealth Management had a strong start to 2017, delivering a 4% net revenue increase and 6% adjusted* pre-tax income growth year on year as well as a strong rebound in NNA of CHF 19.7 billion. Private Banking adjusted* pre-tax income reached a record level of CHF 262 million, with an increase of 8% compared to 1Q16 and 36% compared to 4Q16. While expenses remained flat compared to 1Q16, net revenues increased by 4%, driven by higher recurring fees, improved client activity and higher net interest income from loans. NNA in Private Banking amounted to CHF 4.7 billion, representing an annualized growth rate of 6% in both Emerging Markets and Europe. Asset Management adjusted* pre-tax income of CHF 65 million was stable year on year but marked a significant increase in profitability compared to 1Q16, which included a private equity gain of CHF 45 million. Management fees increased by 13% compared to 1Q16 and NNA were particularly strong at CHF 15.0 billion.
• Asia Pacific continued to deliver a strong performance in the Wealth Management & Connected business (WM&C), demonstrating the effectiveness of our integrated approach to serving UHNW, entrepreneur and corporate clients across the franchise. We generated NNA of CHF 5.3 billion and record AuM of CHF 177.4 billion in Private Banking within our WM&C business. Our WM&C business achieved record net revenues of CHF 589 million and adjusted* pre-tax income of CHF 205 million, up 44% and 67%, respectively, compared to 1Q16. In Private Banking within our WM&C business, we increased both gross and adjusted* net margins, up 10 bps and 1 bp, respectively, compared to 1Q16, supported by higher loan and deposit volumes. Net revenues in advisory, underwriting and financing increased by 100%, with a top 2 ranking in APAC ex-Japan among international banks5 in advisory and underwriting for 1Q17. Our objective is to increasingly align our Market business to wealth management activities, with efforts underway to reduce costs and complexity across the franchise. Our Markets business results in APAC were negative, reflecting significantly reduced activity in Rates, while our Cash and Credit activities remained comparatively resilient. We are seeking to address ongoing challenges in the Markets business through a reduction of adjusted* total operating expense, aiming to be below CHF 1.2 billion by end-2018.
• Investment Banking & Capital Markets increased its share of wallet in all key products compared to 1Q16, and achieved a top 5 ranking in each of Global M&A, IPOs and Leveraged Finance.5 Net revenues of USD 608 million were up 54% year on year, driven by substantial increases in equity and debt underwriting. IBCM achieved an adjusted* return on regulatory capital of 23%, with significantly higher returns in the Americas.
• Global Markets achieved substantially higher profitability compared to 1Q16, driven by strong performance in Credit and Securitized Products, where revenues were up 133% compared to 1Q16. Adjusted* non-compensation operating expenses decreased by 11% compared to 1Q16, reflecting our continued progress on accelerated cost reductions, placing us on track to deliver on our ambition of below USD 4.8 billion of costs by end-2018. Global Markets achieved net revenues of USD 1.6 billion and adjusted* pre-tax income of USD 338 million, representing an adjusted* return on regulatory capital of 10%.
Continued progress in reducing costs
• Strong reduction in adjusted* total operating expenses at constant FX rates to CHF 4.6 billion, representing our lowest level of expenses in a quarter since 2013.
• Adjusted* non-compensation expenses at constant FX rates down 15% compared to 1Q16 and down 13% compared to 4Q16; contractors’ expenses returned to 2013 levels.
Continued investment in compliance to ensure quality, compliant growth
• Dedicated compliance function established in October 2015, with oversight across the Group.
• Headcount in Compliance and Regulatory Affairs reached 2,000, up 35% and 78% compared to 1Q16 and 1Q15, respectively.
• Investments in compliance and controls increased 48% and 84% compared to 1Q16 and 1Q15, respectively, with 70% allocated to Wealth Management focused divisions.
Wind-down of non-core unit SRU by end-2018
• Continued to exceed the targets set for capital release at exit costs that are significantly less than planned.
• We are accelerating our plans for this division and aim to reach our 2019 capital targets one year earlier than originally planned without incremental pre-tax losses in excess of our current guidance.
• We expect the SRU program and division wind-down will therefore be completed by end-2018, with residual assets and operational infrastructure assigned to the rest of the Group from 2019 onwards.
Raising capital by way of a firmly underwritten rights offering, for which the net proceeds are expected to amount to approximately CHF 4 billion4 and retaining full ownership of our Swiss bank
In October 2015, we presented our strategy to be a leading wealth manager with strong investment banking capabilities. At the time, we were clear that we needed an additional CHF 9-11 billion of capital. Our capital plan involved raising CHF 6 billion by end-2015 by way of a private placement and rights offering in 4Q15, followed by generating at least CHF 1 billion of capital through asset disposals and other management actions during 2016. In addition, we announced that we were intending to undertake a partial IPO of Credit Suisse (Schweiz) AG in 2H17 in order to raise CHF 2-4 billion of capital for the Group.
On February 14, 2017, at our 4Q16 results presentation, we said that following the settlement with the US Department of Justice relating to our legacy residential mortgage-backed securities business, we would examine a range of options to determine the course of action with the most attractive risk/reward outcome for our shareholders.
After due consideration, the Board of Directors of Credit Suisse Group AG proposes to raise capital through a rights offering, firmly underwritten by a banking syndicate, for which the proceeds net of fees, expenses and taxes are expected to amount to approximately CHF 4 billion4 involving the issuance of 379,981,3404 new registered shares with a par value of CHF 0.04 each. The Board of Directors additionally proposes to retain full ownership of Credit Suisse (Schweiz) AG and to move to an all cash dividend in the future, thus removing the dilution associated with the scrip dividend.

1Q17 has provided further confirmation that we are delivering profitable and compliant growth, that we are executing with discipline and that we have generated positive momentum across our businesses. This capital increase will allow us to continue (i) to invest in profitable growth opportunities where we generate attractive returns; (ii) to strengthen balance sheet resilience for our clients and other stakeholders; and (iii) to afford the costs associated with our ongoing restructuring plans.
We expect the capital increase will strengthen our pro forma look-through CET1 ratio to approximately 13.4%4 and our pro forma look-through tier 1 leverage ratio to approximately 5.1%4, based on our end-1Q17 risk-weighted assets and leverage exposures. These strengthened capital ratios would bring Credit Suisse into line with our European peers.
The comprehensive set of capital management actions proposed aims ultimately to reverse the decline in the tangible book value per share that Credit Suisse has experienced over the past years and lays the foundations for the bank to accrete capital and return it to shareholders over time.
Revised key dates for scrip dividend
In order to allow eligible shareholders who will elect to receive the distribution for the financial year 2016 in the form of a scrip dividend to participate in the rights offering, the key dates of the scrip dividend have been moved forward slightly from the dates communicated earlier.
Outlook and current trading
We are only a few weeks into the second quarter and have continued to see positive NNA inflows in SUB, IWM and APAC. We have noted that political uncertainties have weighed somewhat on client volumes in the first few weeks of April. The outcome for the quarter will be dependent on political developments that are hard to predict at this stage. We are confident in our medium-term growth prospects. However, due to these uncertainties, we remain cautious in the short term.
Urs Rohner, Chairman of the Board of Credit Suisse, stated: “We have undertaken a thorough review of our options regarding the next stage of our capital plan and have asked our CEO and management team to make a recommendation to the Board of Directors. During those discussions, we carefully weighed the options of proceeding with the partial IPO of Credit Suisse (Schweiz) AG and raising capital through a rights offering to existing shareholders. The CEO and management team have proposed proceeding with a capital raise instead of a partial IPO, and this has been unanimously approved by the Board of Directors.
We believe that keeping 100% of our valuable Swiss bank, while raising capital through a rights offering with preemption rights, is the right course of action and will result in significant value creation for shareholders over time.
Regarding our current dividend policy, where we have experienced a high scrip take up over the past several years, the Board of Directors has also decided to move to proposing an all cash dividend for the financial year 2017 and beyond. This will mitigate the dilution associated with the option to elect for scrip dividends and will help reverse the decline in our tangible book value per share, which is a consequence of this structure. We expect that for the financial year 2017, the recommended cash dividend amount will be broadly similar, on a per share basis, to recent years. Our goal is to increase our payout ratio over time as Group profitability improves.
This is clearly an important period in the transformation of Credit Suisse. Our results in the first quarter of 2017 reflect the significant momentum that we have across our businesses and the attractive model that provides wealth management and investment banking services to our clients.

We believe that by raising capital now, we are able to maintain our profitable growth trajectory and seize compelling opportunities for our business, complete our restructuring plans, bolster our capital ratios and protect the bank against unforeseen market volatility.”
Tidjane Thiam, Chief Executive Officer of Credit Suisse, stated: “We have had a strong start to 2017, achieving profitability both on a reported and an adjusted* basis for the Group. This is an important step in the execution of our strategy that we started to implement in October 2015 a year ago. We are making good progress in our strategy of being a wealth manager with strong investment banking capabilities thanks to the continued trust of our clients and the hard work of our teams.
Our Wealth Management businesses attracted net new assets of CHF 12.0 billion1, up 24% year on year, and assets under management increased by CHF 90 billion to a record CHF 712 billion1 over the past 12 months. Within our investment banking businesses, we have delivered a strong performance overall, most notably in Global Markets, with net revenues of USD 1.6 billion, driven by a 133% increase in Credit year on year, and in Investment Banking & Capital Markets, with revenues of USD 608 million, up 54% compared to 1Q16, with particular strength in equity and debt underwriting. For both of these divisions, we have seen strong growth in profitability compared to 1Q16 and maintained our leading franchises across our key product lines5.
We still have a lot of work ahead of us but we are executing with discipline and making progress on the key aspects of our strategy. We are delivering strong growth, are ahead of our cost reduction targets and are increasing our operating leverage. We are investing significantly in our compliance and controls across the bank to ensure that we generate quality, compliant growth. In parallel, we have reduced capital consumption in our markets businesses in Global Markets and Asia Pacific, disposed of non-core businesses and reallocated capital resources to our growth businesses. We have also made significant progress in resolving legacy issues.
In this context, the Board of Directors has decided to raise capital through a rights offering and to retain full ownership of our operations in Switzerland. This capital raise will allow us (i) to continue to invest in growth at highly attractive returns; (ii) to strengthen balance sheet resilience for our clients and other stakeholders; and (iii) to afford the costs associated with our ongoing restructuring plans.
The decisions we have made and are announcing today on capital will allow us to grow our tangible book value per share and accrete capital, enhancing returns to our shareholders.
Our operating performance combined with the strengthening of our capital base, leaves us well positioned to increase our profitability and generate value for our shareholders and our clients.”
Information for media
Christoph Meier, Media Relations, Credit Suisse
Tel: +41 844 33 88 44
e-mail: media.relations@credit-suisse.com
Information for investors
Adam Gishen, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
e-mail: investor.relations@credit-suisse.com
The complete 1Q17 Earnings Release and results presentation slides are available for download from 07:00 CET today at: https://www.credit-suisse.com/results
The Group’s 1Q17 Financial Report is scheduled to be released on May 4, 2017.

Presentation of 1Q17 – Wednesday, April 26, 2017
Event	Analyst Call	Conference Call
Time	08:15 Zurich 07:15 London 02:15 New York	10:00 Zurich 09:00 London 04:00 New York
Speakers	Tidjane Thiam, Chief Executive Officer David Mathers, Chief Financial Officer	Tidjane Thiam, Chief Executive Officer David Mathers, Chief Financial Officer
Language	The presentation will be held in English.	The presentation will be held in English. Simultaneous interpreting in German will be available.
Access via Telephone	+41 44 580 40 01 (Switzerland) +44 1452 565 510 (Europe) +1 866 389 9771 (US) Reference: Credit Suisse Group quarterly results Please dial in 10 minutes before the start of the presentation.	+41 44 580 40 01 (Switzerland) +44 1452 565 510 (Europe) +1 866 389 9771 (US) Reference: Credit Suisse Group quarterly results Please dial in 10 minutes before the start of the presentation.
Q&A Session	Opportunity to ask questions via the telephone conference.	Opportunity to ask questions via the telephone conference.
Playback	Replay available approximately one hour after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID: 4915215#	Replay available approximately two hours after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID English: 4973858# Conference ID German: 4980495#

The results of Credit Suisse Group comprise the results of our six reporting segments, including the Strategic Resolution Unit, and the Corporate Center. Core results exclude revenues and expenses from our Strategic Resolution Unit.
As we move ahead with the implementation of our strategy, it is important to measure the progress achieved by our underlying business performance in a consistent manner. To achieve this, we will focus our analyses on adjusted results.
* Adjusted results referred to in this Media Release are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for the purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. We will report quarterly on the same adjusted* basis for the Group, Core and divisional results until end-2018 to allow investors to monitor our progress in implementing our strategy, given the material restructuring charges we are likely to incur and other items which are not reflective of our underlying performance but are to be borne in the interim period. Tables in the Appendix of this Media Release provide the detailed reconciliation between reported and adjusted results for the Group, Core businesses and the individual divisions.
Footnotes
* Adjusted results are non-GAAP financial measures. For a reconciliation of the adjusted results to the most directly comparable US GAAP measures, see the Appendix of this media release.
1 Figures listed for Wealth Management NNA and AuM are derived by combining the respective NNA and AuM amounts for the SUB Private Clients business, the IWM Private Banking business and the APAC Private Banking business within WM&C.
2 Adjusted* pre-tax income figure listed for Wealth Management is derived by combining the respective adjusted* pre-tax income figures for the SUB Private Clients and Corporate & Institutional Clients businesses, the IWM Private Banking business and the APAC WM&C business.
3 Compared to 1Q16, excluding revenues from the systematic market making business (as more fully described in the 1Q17 Earnings Release), which was transferred from Equities in Global Markets to our IWM Asset Management business during 1Q17.
4 Excluding the issuance of any new shares resulting from the exercise of rights allotted on shares received as scrip dividend.
5 Source: Dealogic as of March 31, 2017.
Abbreviations
Asia Pacific – APAC; Asset under Management – AuM; basis points – bps; Common equity tier 1 – CET1; Debt Capital Markets – DCM; Equity Capital Markets – ECM; Foreign exchange – FX; Global Markets – GM; Initial Public Offering – IPO; International Wealth Management – IWM; Investment Banking & Capital Markets – IBCM; Mergers and Acquisitions – M&A; Net New Assets – NNA; Risk weighted assets – RWA; Swiss Universal Bank – SUB; Wealth Management & Connected – WM&C; Ultra-high-net-worth – UHNW
Important information
The Group has not finalized its 1Q17 Financial Report and the Group’s independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the period.
Information referenced in this Media Release, whether via website links or otherwise, is not incorporated into this Media Release.
* “Adjusted operating expenses at constant FX rates” and “adjusted non-compensation operating expenses at constant FX rates” include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for certain accounting changes (which had not been in place at the launch of the cost savings program), debit valuation adjustments (DVA) related volatility and for FX, applying the following main currency exchange rates for 1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497, 3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0010, EUR/CHF 1.0851, GBP/CHF 1.5123, 1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845, 3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764, 4Q16: USD/CHF 1.0101, EUR/CHF 1.0798, GBP/CHF 1.2451, 1Q17: USD/CHF 0.9963, EUR/CHF 1.0670, GBP/CHF 1.2464. These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review. Adjusted non-compensation expenses are adjusted operating expenses excluding compensation and benefits. To calculate adjusted non-compensation expenses at constant FX rates, we subtract compensation and benefits (adjusted at constant FX rates in the manner described above) from adjusted operating expenses at constant FX rates.
Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income after tax assuming a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
In particular, the terms “Illustrative”, “Ambition”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. Accordingly, this information should not be relied on for any purpose. We do not intend to update these illustrations, ambitions or goals.
In preparing this media release, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this media release may also be subject to rounding adjustments.

As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this media release.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and pre- scribed regulatory adjustments. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage expo- sure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.
Mandates penetration means advisory and discretionary mandates in private banking businesses as a percentage of the related AuM, excluding those from the external asset manager business.
When we refer to “Wealth Management focused divisions” in this Media Release, we mean SUB, IWM and APAC. References to the “Wealth Management businesses” within these divisions refer to the SUB Private Clients business, the IWM Private Banking business and the APAC Private Banking business within Wealth Management & Connected.
Margin calculations for APAC are aligned with the performance metrics of the Private Banking business and its related assets under management within the Wealth Management & Connected business in APAC. Assets under management and net new assets for APAC relate to the Private Banking business within the Wealth Management & Connected business.
When we refer to operating divisions throughout this Media Release, we mean SUB, IWM, APAC, IBCM and GM.
Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Media Release.
In various tables, use of “–” indicates not meaningful or not applicable.
Important note
This document, and the information contained herein, is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, nor is it a listing prospectus as defined in the listing rules of SIX Swiss Exchange AG or of any other exchange or regulated trading facility in Switzerland or a prospectus or offering document under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which this is barred or prohibited by law. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction.
This document, and the information contained herein, is not for publication or distribution into the United States of America and should not be distributed or otherwise transmitted into the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”)) or publications with a general circulation in the United States. This document does not constitute an offer or invitation to subscribe for or to purchase any securities in the United States of America. The securities referred to herein have not been and will not be registered under the Securities Act, or the laws of any state and may not be offered or sold in the United States of America absent registration or an exemption from registration under Securities Act. There will be no public offering of the securities in the United States of America.
The information contained herein does not constitute an offer of securities to the public in the United Kingdom. No prospectus offering securities to the public will be published in the United Kingdom. This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) persons who are members or creditors of certain bodies corporate falling within article 43(2) of the Order or (iv) high net worth entities, and other persons to whom it may lawfully be communicated, falling within article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
Any offer of securities to the public that may be deemed to be made pursuant to this communication in any EEA Member State that has implemented Directive 2003/71/EC (as amended, including by Directive 2010/73/EU, and including any applicable implementing measures in any Member State, the “Prospectus Directive”) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive.

Appendix
Key metrics
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Credit Suisse Group results (CHF million)
Net revenues	5,534	5,181	4,638	7	19
Provision for credit losses	53	75	150	(29)	(65)
Total operating expenses	4,811	7,309	4,972	(34)	(3)
Income/(loss) before taxes	670	(2,203)	(484)	–	–
Net income/(loss) attributable to shareholders	596	(2,619)	(302)	–	–
Assets under management and net new assets (CHF million)
Assets under management	1,304.2	1,251.1	1,180.5	4.2	10.5
Net new assets	24.4	(6.7)	10.2	–	139.2
Basel III regulatory capital and leverage statistics
CET1 ratio (%)	12.7	13.5	13.6	–	–
Look-through CET1 ratio (%)	11.7	11.5	11.4	–	–
Look-through CET1 leverage ratio (%)	3.3	3.2	3.3	–	–
Look-through tier 1 leverage ratio (%)	4.6	4.4	4.4	–	–

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance over time, on a basis that excludes items that management does not consider representative of our underlying performance. Refer to ”Reconciliation of adjusted results” for a reconciliation to the most directly comparable US GAAP measures.
Credit Suisse and Core Results
	Core Results			Strategic Resolution Unit			Credit Suisse
in / end of	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16
Statements of operations (CHF million)
Net revenues	5,740	5,383	5,179	(206)	(202)	(541)	5,534	5,181	4,638
Provision for credit losses	29	47	35	24	28	115	53	75	150
Compensation and benefits	2,570	2,576	2,272	88	106	210	2,658	2,682	2,482
General and administrative expenses	1,441	1,630	1,556	207	2,554	292	1,648	4,184	1,848
Commission expenses	361	390	371	7	4	16	368	394	387
Restructuring expenses	130	48	176	7	1	79	137	49	255
Total other operating expenses	1,932	2,068	2,103	221	2,559	387	2,153	4,627	2,490
Total operating expenses	4,502	4,644	4,375	309	2,665	597	4,811	7,309	4,972
Income/(loss) before taxes	1,209	692	769	(539)	(2,895)	(1,253)	670	(2,203)	(484)
Statement of operations metrics (%)
Return on regulatory capital	11.4	6.6	7.6	–	–	–	5.7	(18.6)	(4.0)
Balance sheet statistics (CHF million)
Total assets	750,339	739,564	708,612	61,640	80,297	105,286	811,979	819,861	813,898
Risk-weighted assets [1]	222,353	222,604	216,257	41,384	45,441	64,125	263,737	268,045	280,382
Leverage exposure [1]	853,193	844,995	809,653	82,718	105,768	159,888	935,911	950,763	969,541
1 Disclosed on a look-through basis.
Reconciliation of adjusted results
	Core Results			Strategic Resolution Unit			Credit Suisse
in	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16
Reconciliation of adjusted results (CHF million)
Net revenues	5,740	5,383	5,179	(206)	(202)	(541)	5,534	5,181	4,638
Real estate gains	0	(74)	0	0	(4)	0	0	(78)	0
(Gains)/losses on business sales	23	0	52	(38)	2	4	(15)	2	56
Adjusted net revenues	5,763	5,309	5,231	(244)	(204)	(537)	5,519	5,105	4,694
Provision for credit losses	29	47	35	24	28	115	53	75	150
Total operating expenses	4,502	4,644	4,375	309	2,665	597	4,811	7,309	4,972
Restructuring expenses	(130)	(48)	(176)	(7)	(1)	(79)	(137)	(49)	(255)
Major litigation provisions	(27)	(26)	0	(70)	(2,375)	0	(97)	(2,401)	0
Adjusted total operating expenses	4,345	4,570	4,199	232	289	518	4,577	4,859	4,717
Income/(loss) before taxes	1,209	692	769	(539)	(2,895)	(1,253)	670	(2,203)	(484)
Total adjustments	180	0	228	39	2,374	83	219	2,374	311
Adjusted income/(loss) before taxes	1,389	692	997	(500)	(521)	(1,170)	889	171	(173)
Adjusted return on regulatory capital (%)	13.1	6.6	9.8	–	–	–	7.5	1.4	(1.4)

Swiss Universal Bank
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Results (CHF million)
Net revenues	1,354	1,399	1,356	(3)	0
of which Private Clients	711	749	728	(5)	(2)
of which Corporate & Institutional Clients	643	650	628	(1)	2
Provision for credit losses	10	34	6	(71)	67
Total operating expenses	940	983	918	(4)	2
Income before taxes	404	382	432	6	(6)
of which Private Clients	161	173	170	(7)	(5)
of which Corporate & Institutional Clients	243	209	262	16	(7)
Metrics (%)
Return on regulatory capital	12.7	12.2	14.4	–	–
Cost/income ratio	69.4	70.3	67.7	–	–
Private Clients
Assets under management (CHF billion)	198.2	192.2	185.7	3.1	6.7
Net new assets (CHF billion)	2.0	(1.8)	0.3	–	–
Gross margin (annualized) (bp)	146	156	155	–	–
Net margin (annualized) (bp)	33	36	36	–	–
Corporate & Institutional Clients
Assets under management (CHF billion)	348.9	339.3	324.0	2.8	7.7
Net new assets (CHF billion)	0.0	0.8	2.7	–	–
Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16
Adjusted results (CHF million)
Net revenues	711	749	728	643	650	628	1,354	1,399	1,356
Real estate gains	0	(20)	0	0	0	0	0	(20)	0
Adjusted net revenues	711	729	728	643	650	628	1,354	1,379	1,356
Provision for credit losses	12	10	9	(2)	24	(3)	10	34	6
Total operating expenses	538	566	549	402	417	369	940	983	918
Restructuring expenses	(47)	3	(35)	(5)	0	(5)	(52)	3	(40)
Major litigation provisions	0	0	0	(27)	(19)	0	(27)	(19)	0
Adjusted total operating expenses	491	569	514	370	398	364	861	967	878
Income before taxes	161	173	170	243	209	262	404	382	432
Total adjustments	47	(23)	35	32	19	5	79	(4)	40
Adjusted income before taxes	208	150	205	275	228	267	483	378	472
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	15.1	12.1	15.7

International Wealth Management
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Results (CHF million)
Net revenues	1,221	1,299	1,173	(6)	4
of which Private Banking	883	918	853	(4)	4
of which Asset Management	338	381	320	(11)	6
Provision for credit losses	2	6	(2)	(67)	–
Total operating expenses	928	962	875	(4)	6
Income before taxes	291	331	300	(12)	(3)
of which Private Banking	239	228	233	5	3
of which Asset Management	52	103	67	(50)	(22)
Metrics (%)
Return on regulatory capital	23.0	27.0	24.9	–	–
Cost/income ratio	76.0	74.1	74.6	–	–
Private Banking
Assets under management (CHF billion)	336.2	323.2	287.0	4.0	17.1
Net new assets (CHF billion)	4.7	0.4	5.4	–	–
Gross margin (annualized) (bp)	108	116	119	–	–
Net margin (annualized) (bp)	29	29	32	–	–
Asset Management
Assets under management (CHF billion)	367.1	321.6	301.3	14.1	21.8
Net new assets (CHF billion)	15.0	(4.4)	1.5	–	–
Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16
Adjusted results (CHF million)
Net revenues	883	918	853	338	381	320	1,221	1,299	1,173
Real estate gains	0	(54)	0	0	0	0	0	(54)	0
Adjusted net revenues	883	864	853	338	381	320	1,221	1,245	1,173
Provision for credit losses	2	6	(2)	0	0	0	2	6	(2)
Total operating expenses	642	684	622	286	278	253	928	962	875
Restructuring expenses	(23)	(11)	(10)	(13)	(5)	2	(36)	(16)	(8)
Major litigation provisions	0	(7)	0	0	0	0	0	(7)	0
Adjusted total operating expenses	619	666	612	273	273	255	892	939	867
Income before taxes	239	228	233	52	103	67	291	331	300
Total adjustments	23	(36)	10	13	5	(2)	36	(31)	8
Adjusted income before taxes	262	192	243	65	108	65	327	300	308
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	25.8	24.4	25.6

Asia Pacific
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Results (CHF million)
Net revenues	881	862	907	2	(3)
of which Wealth Management & Connected	589	560	408	5	44
of which Markets	292	302	499	(3)	(41)
Provision for credit losses	4	11	(22)	(64)	–
Total operating expenses	730	748	665	(2)	10
Income before taxes	147	103	264	43	(44)
of which Wealth Management & Connected	201	162	122	24	65
of which Markets	(54)	(59)	142	(8)	–
Metrics (%)
Return on regulatory capital	10.9	7.6	20.8	–	–
Cost/income ratio	82.9	86.8	73.3	–	–
Wealth Management & Connected – Private Banking
Assets under management (CHF billion)	177.4	166.9	149.3	6.3	18.8
Net new assets (CHF billion)	5.3	0.7	4.0	–	–
Gross margin (annualized) (bp)	96	87	86	–	–
Net margin (annualized) (bp)	33	22	32	–	–
Reconciliation of adjusted results
	Wealth Management & Connected			Markets			Asia Pacific
in	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16
Adjusted results (CHF million)
Net revenues	589	560	408	292	302	499	881	862	907
Provision for credit losses	4	11	(19)	0	0	(3)	4	11	(22)
Total operating expenses	384	387	305	346	361	360	730	748	665
Restructuring expenses	(4)	(5)	(1)	(15)	(14)	0	(19)	(19)	(1)
Adjusted total operating expenses	380	382	304	331	347	360	711	729	664
Income/(loss) before taxes	201	162	122	(54)	(59)	142	147	103	264
Total adjustments	4	5	1	15	14	0	19	19	1
Adjusted income/(loss) before taxes	205	167	123	(39)	(45)	142	166	122	265
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	12.3	9.0	20.9

Global Markets
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Results (CHF million)
Net revenues	1,609	1,265	1,245	27	29
Provision for credit losses	5	(4)	23	–	(78)
Total operating expenses	1,287	1,264	1,420	2	(9)
Income/(loss) before taxes	317	5	(198)	–	–
Metrics (%)
Return on regulatory capital	9.0	0.3	(5.6)	–	–
Cost/income ratio	80.0	99.9	114.1	–	–
Reconciliation of adjusted results
	Global Markets
in	1Q17	4Q16	1Q16
Adjusted results (CHF million)
Net revenues	1,609	1,265	1,245
Provision for credit losses	5	(4)	23
Total operating expenses	1,287	1,264	1,420
Restructuring expenses	(20)	(15)	(100)
Adjusted total operating expenses	1,267	1,249	1,320
Income/(loss) before taxes	317	5	(198)
Total adjustments	20	15	100
Adjusted income/(loss) before taxes	337	20	(98)
Adjusted return on regulatory capital (%)	9.6	0.7	(2.8)

Investment Banking & Capital Markets
	in / end of			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Results (CHF million)
Net revenues	606	574	388	6	56
Provision for credit losses	6	0	29	–	(79)
Total operating expenses	451	425	421	6	7
Income/(loss) before taxes	149	149	(62)	0	–
Metrics (%)
Return on regulatory capital	23.1	22.9	(9.9)	–	–
Cost/income ratio	74.4	74.0	108.5	–	–
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	1Q17	4Q16	1Q16
Adjusted results (CHF million)
Net revenues	606	574	388
Provision for credit losses	6	0	29
Total operating expenses	451	425	421
Restructuring expenses	(2)	6	(27)
Adjusted total operating expenses	449	431	394
Income/(loss) before taxes	149	149	(62)
Total adjustments	2	(6)	27
Adjusted income/(loss) before taxes	151	143	(35)
Adjusted return on regulatory capital (%)	23.4	22.0	(5.2)
Global advisory and underwriting revenues
	in			% change
	1Q17	4Q16	1Q16	QoQ	YoY
Global advisory and underwriting revenues (USD million)
Global advisory and underwriting revenues	1,133	1,042	709	9	60
of which advisory and other fees	278	310	268	(10)	4
of which debt underwriting	647	498	334	30	94
of which equity underwriting	208	234	107	(11)	94

Cautionary statement regarding forward-looking information
This media release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2017 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including cost efficiency, net new asset, pre-tax income/(loss), capital ratios and return on regulatory capital, leverage exposure threshold, – risk-weighted assets threshold and other targets and ambitions;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– the risk of cyberattacks on our business or operations;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– the potential effects of proposed changes in our legal entity structure;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies; and
– other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2016.

 First Quarter 2017 Results  Presentation to Investors and Analysts  April 26, 2017

 Disclaimer (1/2)  Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 and in “Cautionary statement regarding forward-looking information" in our first quarter earnings release 2017 filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. In particular, the terms “Illustrative”, “Ambition”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. Accordingly, this information should not be relied on for any purpose. We do not intend to update these illustrations, ambitions or goals.We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout presentation may also be subject to rounding adjustments.Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation in the Appendix, which is available on our website at credit-suisse.com.Statement regarding capital, liquidity and leverageAs of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel III framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.

 Disclaimer (2/2)  Selling restrictionsThis document, and the information contained herein, is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, nor is it a listing prospectus as defined in the listing rules of SIX Swiss Exchange AG or of any other exchange or regulated trading facility in Switzerland or a prospectus or offering document under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which this is barred or prohibited by law. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction. This document, and the information contained herein, is not for publication or distribution into the United States of America and should not be distributed or otherwise transmitted into the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”)) or publications with a general circulation in the United States. This document does not constitute an offer or invitation to subscribe for or to purchase any securities in the United States of America. The securities referred to herein have not been and will not be registered under the Securities Act, or the laws of any state and may not be offered or sold in the United States of America absent registration or an exemption from registration under Securities Act. There will be no public offering of the securities in the United States of America.The information contained herein does not constitute an offer of securities to the public in the United Kingdom. No prospectus offering securities to the public will be published in the United Kingdom. This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) persons who are members of creditors of certain bodies corporate falling within article 43(2) of the Order or (iv) high net worth entities, and other persons to whom it may lawfully be communicated, falling within article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.Any offer of securities to the public that may be deemed to be made pursuant to this communication in any EEA Member State that has implemented Directive 2003/71/EC (as amended, including by Directive 2010/73/EU, and including any applicable implementing measures in any Member State, the “Prospectus Directive”) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive.

 1Q17 earnings reviewTidjane Thiam, Chief Executive OfficerDavid Mathers, Chief Financial Officer

 Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  Overview of Credit Suisse 1Q17 results  Pre-tax incomein CHF mn unless otherwise specified    Reported        Adjusted          1Q17  4Q16  1Q16    1Q17  4Q16  1Q16  SUB    404  382  432    483  378  472  IWM    291  331  300    327  300  308  APAC    147  103  264    166  122  265  o/w Wealth Management & Connected    201  162  122    205  167  123  IBCM in USD mn    149  148  (60)    151  142  (32)  Global Markets in USD mn    318  9  (200)    338  23  (98)  Total Core    1,209  692  769    1,389  692  997  SRU in USD mn    (540)  (2,836)  (1,266)    (502)  (516)  (1,181)  Group    670  (2,203)  (484)    889  171  (173)  RWA in CHF bn    264  268  280          “Look-through” CET1 ratio    11.7%  11.5%  11.4%          Leverage exposure in CHF bn    936  951  970          “Look-through” CET1 leverage ratio    3.3%  3.2%  3.3%

Key messages

1 1Q17 continuing positive 2016 profit momentum

- **Group** adjusted net revenues 18% higher year-on-year, non-compensation expenses* down 15%, with adjusted PTI improvement of over CHF 1 bn compared to 1Q16
- **Wealth Management**[1] with NNA of CHF 12.0 bn in 1Q17, up 24% year-on-year. Record AuM of CHF 712 bn
- **IBCM** with strongest first quarter adjusted PTI since 2013 and outperformance in all key product areas
- **GM** net revenues of USD 1.6 bn, adjusted non-compensation operating expenses down 11%, and RoRC† of 10%

2 Executing with discipline

- Lowest quarterly level of Group adjusted operating expenses since 2013
- Continued progress with SRU wind-down: adjusted operating expenses down USD 55 mn, a reduction of 19% sequentially; leverage exposure reduced by USD 20 bn
- Accelerating wind-down of SRU by end 2018, 12 months ahead of schedule

3 Raising capital

- Raising ~CHF 4 bn of capital through a rights offering[2], taking our CET1 ratio to ~13.4%[3] and our Tier-1 leverage ratio to ~5.1%[3]
- Retaining 100% ownership of Credit Suisse (Schweiz) AG

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * Adjusted non-compensation operating expenses at constant FX rates, see Appendix
1 Relating to Wealth Management in SUB PC, IWM PB and APAC PB within WM&C 2 Subject to customary conditions, including approval by Extraordinary General Meeting. Reflects approximate proceeds net of fees, expenses and taxes. Does not take into account the issuance of any new shares resulting from the exercise of rights allotted on shares received as scrip dividend 3 On a pro-forma basis, based on end-1Q17 RWA and leverage exposure amounts † See Appendix

CREDIT SUISSE April 26, 2017 6

 Group with 18% year-on-year growth in net revenues  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix      Group adjusted net revenuesin CHF bn   +18%    +8%

On track to achieve adjusted operating cost base target for 2017 of < CHF 18.5 bn with non-compensation expenses down 15% YoY

Group adjusted operating expenses at constant FX rates*
in CHF bn



-3%
-7%
4.8
4.6
4.9
Comp
2.5
2.7
2.7
Non-comp
2.3
-15%
1.9
-13%
2.2
1Q16
1Q17
4Q16

Note: Cost reduction program measured in constant FX rates and based on expense run rate excluding major litigation expenses, restructuring costs and a goodwill impairment taken in 4Q15 as well as adjustments for certain accounting changes (which had not been in place at the launch of the cost savings program), debit valuation adjustments (DVA) related volatility and for FX, but including other costs to achieve savings. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix

* See Appendix

CREDIT SUISSE

April 26, 2017 8

   Group 1Q17 adjusted PTI improved by more than CHF 1 bn year-on-year  Adjusted pre-taxincome in CHF bn  Core  1.0  1.4  SRU  -1.2  -0.5  Group  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix   +0.4  +0.7  +0.7  -  0.7  -0.5

   Strong asset inflows in Wealth Management  Wealth Management1 NNAin CHF bn  1 Relating to Wealth Management in SUB PC, IWM PB and APAC PB within WM&C 2 CAGR measured from 1Q14 to 1Q17  +24%  CAGR2 +13%

   Strong growth in Assets under Management  Wealth Management1 AuM in CHF bn  1 Relating to Wealth Management in SUB PC, IWM PB and APAC PB within WM&C 2 Including other effects of CHF 2.0 bn        21  12  +33 bn  2  NNA  Marketperfor-mance

Significantly increased investments in compliance and controls; prudent risk management

Compliance & Regulatory Affairs function



+84%
Total operating expenses
in CHF mn
64
80
118
1Q15
1Q16
1Q17

	1Q15	1Q16	1Q17
FTEs	1,100	1,400	2,000

Prudent risk management in wealth management lending[1]

- Regionally diversified loan portfolio[2]
- ~50% of loan portfolio with UHNW clients[3]
- Lombard lending represents over 60% of credit volume[2]
- Low level of loan losses[4,5], impaired loans[4,6] as well as low risk retention
- High capital velocity, e.g., ~80% of APAC structured credit origination distributed in 2016

1 Measured on the basis of internal data 2 Relating to the combined portfolio of SUB PC, IWM PB and APAC WM&C, excluding mortgages, as of March 31, 2017 3 Relating to the combined portfolio of SUB PC, IWM PB and APAC PB within WM&C, excluding mortgages, as of March 31, 2017 4 Relating to the combined portfolio of SUB, IWM and APAC, as of March 31, 2017 5 Loan loss provisions at 0.6 bps in 1Q17, calculated as the ratio of provision for credit losses to average net loans 6 Impaired loans/gross loan ratio at ~50 bps in 1Q17

CREDIT SUISSE April 26, 2017 12

SUB with continued profit growth in 1Q17

SUB adjusted pre-tax income
in CHF mn


483
472
1Q16
1Q17

Adjusted return on regulatory capital† **15%**

Key highlights

- NNA of CHF 2 bn, highest quarterly NNA in Private Clients since 2Q14
- Record AuM of CHF 547 bn, up CHF 37 bn year-on-year
- Fifth consecutive quarter of year-on-year profit growth
- Mandates penetration in Private Clients increased to 31%
- On track to deliver on planned cost savings of > CHF 200 mn by 2018
- Highest ever adjusted pre-tax income

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division
† See Appendix

CREDIT SUISSE April 26, 2017 13

IWM increasing profits, with continued strong net asset inflows

IWM PB adjusted pre-tax income
in CHF mn



+8%
243
262
1Q16
1Q17

	1Q16	1Q17
Adjusted return on regulatory capital†		**23%**

Key highlights

Private Banking

- NNA of CHF 4.7 bn; 6% growth rate[1]
- Record AuM of CHF 326 bn
- Highest adjusted PTI with 4% higher revenues year-on-year and stable expenses
- Adjusted return on regulatory capital† of 23%

Asset Management

- NNA of CHF 15 bn; particularly strong performance
- Management fees up 13% year-on-year

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
† See Appendix
1 Annualized

CREDIT SUISSE April 26, 2017 14

APAC Wealth Management & Connected performing strongly; restructuring of APAC Markets underway

APAC WM&C adjusted pre-tax income
in CHF mn



+67%
205
+24%
123
99
1Q15
1Q16
1Q17

Adjusted return on regulatory capital† **31%**

Key highlights

Wealth Management & Connected

- Highest ever adjusted net revenues, up 44%, and adjusted pre-tax income, up 67% year-on-year
- Record AuM of CHF 177 bn
- Higher advisory, underwriting and financing revenues and growth in financing with UHNWI
- Advisory and underwriting with top-2 ranking[1] in APAC ex-Japan among international banks

Markets

- Aligning to Wealth Management businesses, reducing costs and complexity
- APAC Markets with 5% of Group RWA
- Target adjusted RoRC† of 10-15%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Dealogic, as of March 31, 2017 † See Appendix

CREDIT SUISSE April 26, 2017 15

   Global advisory and underwriting with continued strong performance in all key products  Global advisory and underwriting revenues1in USD mn  Advisory  Equity underwriting  Debt underwriting  1 Gross global revenues from advisory, debt and equity underwriting generated across all divisions before cross-divisional revenue sharing agreements  +60%

IBCM with strong 1Q17 pre-tax income



IBCM adjusted pre-tax income
in USD mn
151
-32
1Q16
1Q17

Adjusted return on regulatory capital† **23%**

Key highlights

- Net revenues up 54% year-on-year, driven by substantial increases in debt and equity underwriting
- Strongest first quarter adjusted pre-tax income since 2013
- Significantly higher returns in the Americas
- Share of wallet gain in all key products compared to 1Q16[1,2]
- Top 5 ranking in Global M&A, IPOs and Leveraged Finance[1]

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
† See Appendix
1 Dealogic for the period ending March 31, 2017 2 Includes Americas and EMEA only

CREDIT SUISSE April 26, 2017 17

   Global Markets with positive jaws – higher revenues and lower operating expenses…  Adjusted non-compensation operating expenses in USD mn  -11%  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix      Net revenues in USD mn  +29%

   …at lower RWA consumption, delivering a 10% return on regulatory capital in 1Q17, in line with target  Adjusted return on regulatory capital†  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix† See Appendix   RWA in USD bn      -12%

 SRU leverage exposure in USD bn  SRU – acceleration of SRU wind-down  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  -20%  SRU RWAin USD bn  44  41  30  SRU adjusted operating expenses in USD mn  287  232  140  -19%

 Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix 1 Measured in constant FX rates, see Appendix 2 Based on tangible shareholders’ equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible shareholders’ equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired  Overview of Credit Suisse 1Q17 results  Adjusted results in CHF mn unless otherwise specified  1Q16    1Q17    4Q16   Net revenues  4,694  +18%  5,519  +8%  5,105   Non-compensation operating expenses1  2,252  -15%  1,925  -13%  2,224   Pre-tax income   -173  n/m  889  +420%  171   Return on Tangible Equity2 in %  n/m    6.5%    n/m   Net new assets in CHF bn  10.2  +139%  24.4  n/m  -6.7   Assets under Management in CHF bn  1,181  +10%  1,304  +4%  1,251   CET1 ratio in %  11.4%  +30 bps  11.7%  +20 bps  11.5%

   Executing on our capital plan  Investor Day 2015 (October 21, 2015)

 Delivering on internal capital generation in 2016  Note: Cost reduction program measured in constant FX rates and based on expense run rate excluding major litigation expenses, restructuring costs and a goodwill impairment taken in 4Q15 as well as adjustments for certain accounting changes (which had not been in place at the launch of the cost savings program), debit valuation adjustments (DVA) related volatility and for FX, but including other costs to achieve savings. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * At constant FX rates, see Appendix    SRU 2016 RWA reduction  USD 32 bn  Transitioning non-core assets, closures    Global Markets 2016 RWA reduction  USD 12 bn  Right-sizing investment bank    Reallocating capital    CHF 1.9 bn  2016 adj. cost savings*  Reducing fixed costs

   Credit Suisse divisions delivering attractive returns on capital in its core businesses  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix† See Appendix  SUB  IWM  APAC WM&C  IBCMin USD bn  Global Marketsin USD bn  APAC Marketsin USD bn  66  15%    36  26%    19  31%    19  23%    52  10%    14  -5%  ~  in CHF bn unless otherwise specified  1Q17 Adj. RoRC†  1Q17 RWA

   We have materially deleveraged GM and SRU in 2016, however the potential for further reductions is limited  Wind-down of Strategic Resolution Unit, RWA in USD bn  Right-sizing of Global Markets, RWA in USD bn  73  41  RWA excl. Op. Risk  Op. Risk RWA

Executing on our capital plan

Executed in 2015-2016 in CHF bn

Plan for 2017 in CHF bn



6
~1
~7
4
2
Capital raise Dec 2015
Disposals and other capital actions in 2016
Total 2015-2016
Planned capital increase by 2017

Accelerating execution of capital plan in 2017

- Fully underwritten rights issue of ~CHF 4 bn[1]
- Retain 100% ownership of Credit Suisse (Schweiz) AG
- Continue to invest into growth of high-returning franchises
- Strengthen balance sheet resilience for our clients and other stakeholders
- Complete restructuring of the Group

1 Reflects approximate proceeds net of fees, expenses and taxes. Does not take into account the issuance of any new shares resulting from the exercise of rights allotted on shares received as scrip dividend

CREDIT SUISSE
April 26, 2017 26

 Summary  1Q17 continuing positive 2016 profit momentumExecuting with disciplineRaising capital  1  3  2

 Detailed Financials

Results overview

Credit Suisse Group results		1Q17	4Q16	1Q16
	Net revenues	5,534	5,181	4,638
	Provision for credit losses	53	75	150
	Total operating expenses	4,811	7,309	4,972
Pre-tax income/(loss)		**670**	**(2,203)**	**(484)**
	Real estate gains	-	(78)	-
	(Gains)/losses on business sales	(15)	2	56
	Restructuring expenses	(137)	(49)	(255)
	Major litigation expenses	(97)	(2,401)	-
Adjusted	***Net revenues***	***5,519***	***5,105***	***4,694***
Adjusted	***Provision for credit losses***	***53***	***75***	***150***
Adjusted	***Total operating expenses***	***4,577***	***4,859***	***4,717***
Adjusted	***Pre-tax income***	***889***	***171***	***(173)***
Net income/(loss) attributable to shareholders		**596**	**(2,619)**	**(302)**
Diluted Earnings/(loss) per share in CHF		**0.27**	**(1.25)**	**(0.15)**
Return on Tangible Equity[1]		**6.5%**	**n/m**	**n/m**

Note: All values shown are in CHF mn unless otherwise specified. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired

CREDIT SUISSE
April 26, 2017
29

CET1 ratio at 11.7%; significant reduction in RWA and leverage exposure in the SRU

Basel III RWA in CHF bn


11.4%
CET1 ratio
11.7%
280
(31)
Business reduction[1]
7
FX impact
8
Methodology & policy[1]
264
1Q16
1Q17

1Q17 vs. 1Q16 Basel III RWA business impact[2] in CHF bn


(24)
(7)
(1)
+1
APAC +2
IWM +2
SUB (3)
SRU
GM
Corp. Ctr.
Growth businesses

Leverage exposure in CHF bn


3.3%
CET1 leverage ratio
3.3%
4.4%
Tier-1 leverage ratio
4.6%
970
(54)
Business reduction
20
FX impact
936
1Q16
1Q17

- Improved capital ratios with CET1 ratio at 11.7% and Tier-1 leverage ratio at 4.6%
- RWA lower by CHF 16 bn YoY, notwithstanding impact from methodology and FX
- Significant YoY reductions in leverage exposure, primarily driven by continued progress of SRU wind-down
- GM operating below RWA ceiling of USD 60 bn and leverage exposure ceiling of USD 290 bn

1 Business impact includes business moves and internally driven methodology and policy impact; methodology & policy reflects external methodology changes only
2 Net of FX and major external methodology changes

CREDIT SUISSE
April 26, 2017
30

Achieved CHF 250 mn of net savings in 1Q17 against 2016 quarterly expense run-rate

Adjusted operating expenses at constant FX rates* in CHF bn


21.2
19.4
(0.25)
>(0.65)
<18.5
<17.0
Full year 2015
Full year 2016
Net savings 1Q17
To be achieved in 2017
2017 Target
2018 Target

Key messages

- 1Q17 progress driven by net headcount reductions of ~1,400 and decreased professional services cost from the reduction of contractors and consultants
- 1Q17 cost savings of CHF 250 mn; on track to deliver against the full year 2017 target of more than CHF 0.9 bn in net savings, notwithstanding headwinds in expected increase in regulatory-related expenses
- On track to deliver headcount reduction of > 5,500 in 2017
- Committed to delivering on our end-2018 target with adjusted cost base of below CHF 17.0 bn

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * See Appendix
Headcount includes permanent full-time equivalent employees, contractors, consultants and other contingent workers, including roles identified as of March 31, 2017 that will depart or join over the course of 2017

CREDIT SUISSE
April 26, 2017
31

Swiss Universal Bank

Continued PTI growth supported by ongoing cost discipline

Adjusted key financials in CHF mn

	1Q17	4Q16	1Q16	Δ 4Q16	Δ 1Q16
Net revenues	1,354	1,379	1,356	(2)%	-
o/w Private Clients	*711*	*729*	*728*	*(2)%*	*(2)%*
o/w Corp. & Inst. Clients	*643*	*650*	*628*	*(1)%*	*+2%*
Provision for credit losses	10	34	6		
Total operating expenses	861	967	878	(11)%	(2)%
Pre-tax income	**483**	**378**	**472**	**+28%**	**+2%**
o/w Private Clients	***208***	***150***	***205***	***+39%***	***+1%***
o/w Corp. & Inst. Clients	***275***	***228***	***267***	***+21%***	***+3%***
Cost/income ratio	**64%**	**70%**	**65%**		
Return on regulatory capital†	**15%**	**12%**	**16%**		

Key metrics in CHF bn

		1Q17	4Q16	1Q16	Δ 4Q16	Δ 1Q16
PC	Adj. net margin in bps	43	31	44	12	(1)
PC	Net new assets	2.0	(1.8)	0.3		
PC	Mandates penetration	31%	30%	27%		
	Net loans	166	166	163	-	+2%
	Net new assets CIC	-	0.8	2.7		
	Risk-weighted assets	66	66	64	-	+2%
	Leverage exposure	257	253	242	+2%	+6%

Key messages

- Record pre-tax income of CHF 483 mn up 2% YoY, 5th consecutive quarter with YoY PTI growth
- Stable net revenues compared to 1Q16; higher recurring commissions & fees offset by lower revenues from trading services
- Operating expenses down 2% from 1Q16; cost/income ratio down a full percentage point YoY to 64%
- Record AuM of CHF 547 bn, up 3% since end-2016

Private Clients

- Stable PTI vs. 1Q16 notwithstanding continued investment in digitization, compliance and risk
- NNA of CHF 2 bn, representing highest quarterly NNA since 2Q14 and an annualized growth rate of 4%
- *Credit Suisse Invest* drove mandates penetration to 31%

Corporate & Institutional Clients

- Strong recurring revenues growth YoY driven by higher fees from lending activities and positive AuM development
- NNA inflows from pension funds and corporate investors offset by further outflows related to selected exits in the External Asset Manager (EAM) business of CHF (1.6) bn
- Continued positive momentum in IB Switzerland with good deal flow in M&A, ECM and DCM, resulting in continued #1 position in Swiss Investment Banking[1]

Note: Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division. All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix 1 Dealogic

CREDIT SUISSE April 26, 2017 32

International Wealth Management

Higher revenues, higher pre-tax income and strong NNA

Adjusted key financials in CHF mn

	1Q17	4Q16	1Q16	Δ 4Q16	Δ 1Q16
Net revenues	1,221	1,245	1,173	(2)%	+4%
o/w Private Banking	*883*	*864*	*853*	*+2%*	*+4%*
o/w Asset Management	*338*	*381*	*320*	*(11)%*	*+6%*
Provision for credit losses	2	6	(2)		
Total operating expenses	892	939	867	(5)%	+3%
Pre-tax income	**327**	**300**	**308**	**+9%**	**+6%**
o/w Private Banking	***262***	***192***	***243***	***+36%***	***+8%***
o/w Asset Management	***65***	***108***	***65***	***(40)%***	-
Cost/income ratio	**73%**	**75%**	**74%**		
Return on regulatory capital†	**26%**	**24%**	**26%**		

Key metrics in CHF bn

		1Q17	4Q16	1Q16	Δ 4Q16	Δ 1Q16
PB	Adj. net margin in bps	32	24	34	+8	(2)
PB	Net new assets	4.7	0.4	5.4		
PB	Number of RM	1,120	1,140	1,170	(2)%	(4)%
PB	Net loans	46	45	40	+3%	+15%
	Net new assets AM	15.0	(4.4)	1.5		
	Risk-weighted assets	36	35	33	+2%	+8%
	Leverage exposure	94	94	91	-	+3%

Key messages

- Strong start to the year with PTI up 6% and revenues up 4% vs. 1Q16, which was the strongest quarter in PB of 2016 and included a private equity gain in AM
- Both businesses with a rebound in NNA from 4Q16 reflecting continued good asset gathering momentum

Private Banking

- PTI up 8% vs. 1Q16, driven by 5% higher recurring commissions & fees and 5% higher NII while expenses remained stable
- NII growth reflected higher loan and deposit volumes at wider margins, partially offset by lower treasury results
- Client activity improved with 21% higher brokerage & client FX revenues, offset by 17% lower revenues from trading services
- NNA of CHF 4.7 bn at 6% growth rate[1] in both emerging markets and Europe; includes regularization outflows of CHF 0.4 bn

Asset Management

- PTI stable vs. 1Q16, which included a CHF 45 mn private equity gain; 4Q16 included seasonal year-end performance fees
- Management fees increased 13% vs. 1Q16 and 11% vs. 4Q16
- Strong NNA of CHF 15.0 bn including CHF 6.2 bn in traditional and alternative investments, also reflecting strong collaboration with Credit Suisse's global WM businesses, and CHF 8.8 bn from emerging markets joint ventures

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix
1 Annualized

CREDIT SUISSE
April 26, 2017 33

Asia Pacific

Continued growth in WM&C with strong NNA

Adjusted key financials in CHF mn

	1Q17	4Q16	1Q16	Δ 4Q16	Δ 1Q16
Net revenues	881	862	907	+2%	(3)%
o/w WM&C	*589*	*560*	*408*	*+5%*	*+44%*
o/w Markets	*292*	*302*	*499*	*(3)%*	*(41)%*
Provision for credit losses	4	11	(22)		
Total operating expenses	711	729	664	(2)%	+7%
Pre-tax income	**166**	**122**	**265**	**+36%**	**(37)%**
o/w WM&C	***205***	***167***	***123***	***+23%***	***+67%***
o/w Markets	***(39)***	***(45)***	***142***	***n/m***	***n/m***
Cost/income ratio	**81%**	**85%**	**73%**		
Return on regulatory capital†	**12%**	**9%**	**21%**		

Key metrics in CHF bn

		1Q17	4Q16	1Q16	Δ 4Q16	Δ 1Q16
PB[1]	Adj. net margin in bps	33	22	32	+11	+1
PB[1]	Net new assets	5.3	0.7	4.0		
PB[1]	Number of RM	620	640	620	(3)%	-
PB[1]	Assets under management	177	167	149	+6%	+19%
	Net loans	41	40	35	2%	15%
	Risk-weighted assets	33	35	28	(4)%	+20%
	Leverage exposure	106	109	104	(2)%	+3%

Key messages

Wealth Management & Connected (WM&C)

- Record net revenues and pre-tax income for 1Q17, with revenue increase of 44% and pre-tax income increase of 67% vs. 1Q16
- NNA of CHF 5.3 bn in 1Q17
- Improvement of PB net margin to 33 bps on record AuM of CHF 177 bn, supported by higher client activity and YoY increased loan and deposit volumes
- Higher Advisory, Underwriting & Financing revenues vs. 1Q16 from strong client activity in M&A and debt underwriting and growth in financing activities with UHNW and entrepreneur clients; 1Q17 included positive net fair value impact from an impaired loan portfolio
- Top 2 Rank[2] in APAC ex-Japan amongst international banks in Advisory and Underwriting for 1Q17

Markets

- 1Q17 pre-tax loss similar to 4Q16; revenues were significantly lower vs. 1Q16 reflecting substantially reduced activity in Rates (reduced issuance of structured notes) and lower market volatility, while performance in Cash and Credit products was comparatively resilient
- Efficiency initiatives launched in 2016 resulted in an 8% decrease in total operating expenses vs. 1Q16; further measures underway to reduce 2018 full year expense base[3] to USD 1.2 bn, representing a reduction of 17% from 1Q16 annualized expenses
- YoY reduction in Markets RWA and leverage exposure by 5% and 10%, respectively

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix
1 APAC PB within WM&C 2 Source: Dealogic, as of March 31, 2017 3 Refers to adjusted operating expenses

CREDIT SUISSE April 26, 2017 34

Investment Banking & Capital Markets

Continued strong performance driven by equity and debt underwriting

Adjusted key financials in USD mn

	1Q17	4Q16	1Q16	Δ 4Q16	Δ 1Q16
Net revenues	608	569	395	+7%	+54%
Provision for credit losses	6	(1)	30		
Total operating expenses	451	428	397	+5%	+14%
Pre-tax income	**151**	**142**	**(32)**	**+6%**	**n/m**
Cost/income ratio	**74%**	**75%**	**101%**		
Return on regulatory capital†	**23%**	**22%**	**n/m**		

Key metrics in USD bn

	1Q17	4Q16	1Q16	Δ 4Q16	Δ 1Q16
Risk-weighted assets	19	18	18	+5%	+5%
Leverage exposure	44	45	46	(1)%	(5)%

Global Advisory and Underwriting revenues[1] in USD mn

	1Q17	4Q16	1Q16	Δ 4Q16	Δ 1Q16
Global advisory and underwriting revenues[1]	1,133	1,042	709	+9%	+60%

Key messages

- Results reflect continued execution of our strategy:
  - 1Q17 share of wallet[2] up YoY in all key products
  - Top 5 rank[3] in each of Global M&A, IPOs and Leveraged Finance for 1Q17
- Net revenues of USD 608 mn are up 54% YoY, driven by substantial increases in debt and equity underwriting
- Operating expenses are up 14% YoY primarily due to an increased compensation accrual in line with the improvement in business performance
- Return on regulatory capital† is 23%, with significantly higher returns in the Americas
- RWA of USD 19 bn is up 5% YoY primarily due to portfolio growth in the Corporate Bank
- Global advisory and underwriting revenues[1] are up 60% YoY, outperforming the industry-wide fee pool[3] which is up 19%
  - Outperformance driven by all products with equity and debt underwriting up significantly vs. Street activity on a global basis[3]

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All share of wallet and rank data is based on IBCM addressable market; includes Americas and EMEA only; excludes self-advised deals and non-core DCM products (investment grade loans, asset-backed and mortgage-backed securities, and government debt) † See Appendix 1 Gross global revenues from advisory, debt and equity underwriting generated across all divisions before cross-divisional revenue sharing agreements
2 Source: Dealogic for the period ending March 31, 2017; includes Americas and EMEA only 3 Source: Dealogic for the period ending March 31, 2017

CREDIT SUISSE
April 26, 2017 35

Global Markets

Strong performance in 1Q17 resulting in a 10% return on regulatory capital†

Adjusted key financials in USD mn

	1Q17	4Q16	1Q16	Δ 4Q16	Δ 1Q16
Equities	465	441	540	5%	(14)%
Equities ex SMG	*464*	*417*	*475*	*11%*	*(2)%*
Credit	921	608	395	52%	133%
Solutions	263	259	343	2%	(23)%
Other	(34)	(52)	(26)		
Net revenues	1,615	1,256	1,252	29%	29%
Provision for credit losses	5	(3)	22		
Total operating expenses	1,272	1,236	1,328	3%	(4)%
Pre-tax income	**338**	**23**	**(98)**	n/m	n/m
Cost/income ratio	**79%**	**98%**	**106%**		
Return on regulatory capital†	**10%**	**1%**	**n/m**		

Key metrics in USD bn

	1Q17	4Q16	1Q16	Δ 4Q16	Δ 1Q16
Risk-weighted assets	52	51	59	3%	(12)%
Leverage exposure	287	278	292	3%	(2)%

Key messages

- Substantially higher profitability vs 1Q16 driven by improved operating leverage and capital efficiency; revenues increased 29% on a 4% reduction in costs and 12% reduction in RWA
- Outperformance in credit and securitized products, up 133% vs. a challenging 1Q16, with revenue growth across both trading and underwriting on lower RWA usage
- Solid YoY Equities revenues across Americas and EMEA in a weak trading environment, with notable strength in Latin America and in Underwriting
- Within Solutions, rebound in Emerging Markets vs. 1Q16 offset by decline in Equity Derivatives due to lower volatility and our reduced issuance of structured notes in Macro
- Operating expenses declined 4% vs. 1Q16 reflecting continued progress on accelerated cost reductions; on-track to deliver end-2018 ambition of < USD 4.8 bn in costs from ongoing initiatives including platform rationalization and elimination of duplication

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
† See Appendix

CREDIT SUISSE
April 26, 2017
36

Strategic Resolution Unit

Adjusted expenses, leverage exposure and RWA reduced by ~50% year-on-year

Key financials in USD mn

		1Q17	4Q16	1Q16	Δ 4Q16	Δ 1Q16
Adjusted	Net revenues	(246)	(201)	(540)	(22)%	+55%
Adjusted	Provision for credit losses	23	28	119		
Adjusted	Total operating expenses	233	287	522	(19)%	(55)%
Adjusted	**Pre-tax loss**	**(502)**	**(516)**	**(1,181)**		
	Real estate gains	*-*	*(4)*	*-*		
	(Gain) / loss on business sales	*(39)*	*1*	*5*		
	Restructuring expenses	*7*	*1*	*80*		
	Major litigation expenses	*70*	*2,322*	*-*		
	Pre-tax loss reported	**(540)**	**(2,836)**	**(1,266)**		

Key metrics in USD bn

	1Q17	4Q16	1Q16	Δ 4Q16	Δ 1Q16
Risk-weighted assets	41	44	67	(7)%	(38)%
RWA excl. operational risk	22	25	47	(14)%	(54)%
Leverage exposure	83	103	167	(20)%	(50)%

Key messages

- 1Q17 RWA excl. operational risk and leverage exposure reductions of USD 4 bn (14%) and USD 21 bn (20%) respectively, were achieved across a wide range of transactions:
  - Continued progress in reducing loan and financing exposure, notably through the portfolio sale of senior financing on US Middle Market loans
  - Derivative reductions achieved primarily through novations, compression and unwinds across our legacy investment banking portfolios; bilateral derivatives trade count of 123k, down 19k vs. 4Q16, or 14%
- Adjusted pre-tax loss of USD 502 mn in 1Q17; continued progress reducing adjusted expenses by USD 54 mn vs. prior quarter, or 19%, partly offset by lower adjusted net revenues:
  - Funding costs of USD 291 mn, down USD 17 mn quarter-on-quarter; exit costs of USD 43 mn, or 1% of RWA, in line with lifetime guidance of less than 3%
- On a year-on-year basis, RWA excl. operational risk and leverage exposure reduced by USD 25 bn (54%) and USD 84 bn (50%), respectively; adjusted pre-tax loss improved by USD 679 mn:
  - Fee-based revenues[1] of USD 68 mn in 1Q17, down 76% year-on-year, the result of accelerated business exits; adjusted operating expenses lower by USD 290 mn

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Gross revenue breakout based on internal categorization

CREDIT SUISSE
April 26, 2017 37

 Accelerated wind-down of SRU with capital targets to be achieved one year early at no incremental costs  Operational risk  Credit & market risk  RWA1 in USD bn    Leverage exposure in USD bn    1 RWA shown exclude projected inflation from future regulatory uplifts (e.g., fundamental review of trading book). Regulatory (FINMA) approval required for any operational risk reduction    Accelerate wind-down of SRU;Target brought forward one year  Accelerate wind-down of SRU;Target brought forward one year    SRU reductions continue to be better than target; revised ambition is to reach our 2019 goal of USD 30 bn of RWA by end-2018Expected pre-tax loss guidance for 2018 of USD 1.4 bn remains unchangedSRU program will be economically completed by end-2018; residual operations and assets to be absorbed into the rest of Group from 2019 onwards

 Capital raise

 As announced in October 2015, our original capital plan was to raise CHF 2-4 bn from the minority IPO of Credit Suisse (Schweiz) AG    Credit Suisse (Schweiz) AG IPOCHF 2.0-4.0 bn

 Expect to achieve CET1 ratio target of ~13% immediately following ~CHF 4 bn rights issue  Note: Amounts do not take into account the issuance of any new shares resulting from the exercise of rights allotted on shares received as scrip dividend 1 Pre Basel III reform uplift 2 Reflects approximate proceeds net of fees, expenses and taxes. Does not take into account the issuance of any new shares resulting from the exercise of rights allotted on shares received as scrip dividend 3 Amounts calculated based on end-1Q17 RWA and leverage exposure amounts  CET1 capital ratio target of ~131  Illustrative CET1 ratio development  Credit Suisse targets a CET1 ratio of ~13% prior to the Basel III reformsCapital raise replaces the previous plan to raise CHF 2 – 4 bn from the minority IPO of Credit Suisse (Schweiz) AG, originally planned for 2H17, enabling Credit Suisse to retain complete ownership of its historically stable cash flows without the complexity and dilution from a minority interest in a key divisionAs outlined in our December 2016 Investor Day, the additional capital helps us to operate at a conservative level of capital immediately while funding RWA growth in our wealth management businessesOur capital strategy for Global Markets remains unchanged: that is to operate within the previous target of USD 60 bn of RWA (pre-Basel III reforms)        2  3

 Expect to achieve Tier-1 leverage ratio target of ~5% following rights issue, immediately satisfying 2020 TBTF21 going concern requirement  Tier-1 leverageratio target of ~5%  ~5.1%  4.6%  CET1  Tier-1  Illustrative leverage ratio development  Addt’l Tier-1  Credit Suisse intends to operate at a ~5% Tier-1 leverage ratio, immediately satisfying the 2020 going concern leverage requirement of a minimum of 5% under TBTF21Leverage will increase in our wealth management businesses, in line with RWA growthHowever, Global Markets expected to continue to operate at a maximum leverage exposure of USD 290 bnThere remains significant potential to reduce leverage in the SRU as we complete the program by 2018  Note: Amounts do not take into account the issuance of any new shares resulting from the exercise of rights allotted on shares received as scrip dividend 1 Revised Swiss TBTF rules will be phased-in and become fully effective January 1, 2020 2 Reflects approximate proceeds net of fees, expenses and taxes. Does not take into account the issuance of any new shares resulting from the exercise of rights allotted on shares received as scrip dividend 3 Amounts calculated based on end-1Q17 RWA and leverage exposure amounts  2  3

 Proposed revision to dividend policy  Dividend in respect of 2017:Our intention, subject to performance and the Board’s decision in due course, is to recommend a cash dividend at a similar level, on a per share basis, to recent yearsHowever, we also recommend ceasing the use of a scrip alternative from 2017 onwards to avoid further diluting our shareholdersLonger term dividend policy:We will not recommend scrip dividends thereafterThe Board’s intention is to recommend to shareholders that:We operate a dividend policy competitive with that of our peersWe return surplus capital to our shareholders provided that we meet our capital targetsOnce the reforms to Basel III have been completed, we will be able to give greater visibility to our shareholders, but, in the interim, our intention is to maintain a capital target of around 13% CET1 and a Tier-1 leverage ratio of around 5%

Proposed timeline and certain key terms for capital raise


2017
Announcement rights issue 1Q17 results
April 26th Wednesday
Annual General Meeting
April 28th Friday
Publication 1Q17 Financial Report
May 4th Thursday
Ex-dividend day
May 9th Tuesday
Extraordinary General Meeting
May 18th Thursday
End of election period scrip dividend
May 19th (noon) Friday
Publication of prospectus
May 22nd Monday
Ex-rights day
May 23rd Tuesday
Scrip dividend: Delivery of new shares (incl. rights) / payment of cash distribution
May 24th Wednesday
End of rights trading period
June 2nd Friday
End of rights exercise period
June 7th (noon) Wednesday
First trading day of new shares
June 8th Thursday

Certain Key Terms

Structure	Firm underwritten rights issue[1]
Size of rights issue	~CHF 4 bn[2]
Number of firmly underwritten shares	~380 mn
Scrip dividend participation	Shares distributed as scrip dividend carry pre-emptive rights allowing participation in rights issue

1 Subject to customary conditions, including approval by Extraordinary General Meeting 2 Reflects approximate proceeds net of fees, expenses and taxes. Does not take into account the issuance of any new shares resulting from the exercise of rights allotted on shares received as scrip dividend

CREDIT SUISSE
April 26, 2017
44

 Wrap-up  1Q17 continuing positive 2016 profit momentumExecuting with disciplineRaising capital  1  3  2

 Appendix

     Credit Suisse divisions delivering attractive returns on capital  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix† See Appendix  264 8%  =  +  1Q17 RWAin CHF bn   1Q17 Adj.RoRC†  41 -33%  Group  SRU  17-10%  CC  1Q17 Adj. RoRC†  1Q17 RWA in CHF bn unless otherwise specified  SUB  IWM  APAC WM&C  IBCMin USD bn  Global Marketsin USD bn  APAC Marketsin USD bn  66  15%    36  26%    19  31%    19  23%    52  10%    14  -5%  ~

# Wealth Management businesses

## NNA generation

**APAC PB**[1] NNA in CHF bn


4.0
4.6
4.3
0.7
5.3
1Q16
2Q16
3Q16
4Q16
1Q17

**IWM PB** NNA in CHF bn


5.4
5.4
4.4
0.4
4.7
1Q16
2Q16
3Q16
4Q16
1Q17

**SUB PC** NNA in CHF bn


0.3
0.7
0.9
(1.8)
2.0
1Q16
2Q16
3Q16
4Q16
1Q17

**Regularization outflows** included in NNA in CHF bn

| | 1Q16 | 2Q16 | 3Q16 | 4Q16 | 1Q17 |
|---|---|---|---|---|---|
| APAC PB | (0.1) | (0.1) | (0.9) | (1.4) | **(0.4)** |
| IWM PB | (1.0) | (1.0) | (1.5) | (2.2) | **(0.4)** |
| SUB PC | (0.1) | (0.1) | (0.2) | (0.2) | **-** |

**NNA growth** (annualized)

| | 1Q16 | 2Q16 | 3Q16 | 4Q16 | 1Q17 |
|---|---|---|---|---|---|
| APAC PB | 11% | 12% | 11% | 2% | **13%** |
| IWM PB | 8% | 7% | 6% | 1% | **6%** |
| SUB PC | 1% | 2% | 2% | (4)% | **4%** |

1 APAC PB within WM&C

CREDIT SUISSE
April 26, 2017
48

 Wealth Management businessesNet and gross margins  SUB PC Adj. net margin in bps  Adj. gross margin in bps  IWM PB Adj. net margin in bps  Adj. gross margin in bps  APAC PB1 Adj. net margin in bps  148  171  171  1Q16  1Q17  3Q16  Adj. gross margin in bps  Average AuM in CHF bn  119  140  95  Adj. pre-tax income in CHF mn  319  411  372  Adj. net revenues in CHF mn  2Q16  4Q16  155  89  337  165  62  346  1Q16  1Q17  3Q16  2Q16  4Q16  1Q16  1Q17  3Q16  2Q16  4Q16  1Q16  1Q17  3Q16  2Q16  4Q16  287  327  316  243  262  192  853  883  864  294  197  811  304  190  789  1Q16  1Q17  3Q16  2Q16  4Q16  188  195  192  205  208  150  728  711  729  189  229  728  191  196  707  1Q16  1Q17  3Q16  2Q16  4Q16  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation. For details on calculations see at the end of this presentation under ‘Notes’1 APAC PB within WM&C

Swiss Universal Bank

Private Clients and Corporate & Institutional Clients

Private Clients Adjusted key financials in CHF mn

	1Q17	4Q16	1Q16	Δ 4Q16	Δ 1Q16
Net interest income	413	421	422	(2)%	(2)%
Recurring commissions & fees	197	216	196	(9)%	+1%
Transaction-based	100	93	108	+8%	(7)%
Other revenues	1	(1)	2		
Net revenues	711	729	728	(2)%	(2)%
Provision for credit losses	12	10	9		
Total operating expenses	491	569	514	(14)%	(4)%
Pre-tax income	**208**	**150**	**205**	**+39%**	**+1%**
Cost/income ratio	**69%**	**78%**	**71%**		

Corporate & Institutional Clients Adjusted key financials in CHF mn

	1Q17	4Q16	1Q16	Δ 4Q16	Δ 1Q16
Net interest income	313	324	310	(3)%	+1%
Recurring commissions & fees	165	162	148	+2%	+11%
Transaction-based	180	177	180	+2%	-
Other revenues	(15)	(13)	(10)		
Net revenues	643	650	628	(1)%	+2%
Provision for credit losses	(2)	24	(3)		
Total operating expenses	370	398	364	(7)%	+2%
Pre-tax income	**275**	**228**	**267**	**+21%**	**+3%**
Cost/income ratio	**58%**	**61%**	**58%**		

Key metrics in CHF bn

	1Q17	4Q16	1Q16	Δ 4Q16	Δ 1Q16
Adj. net margin in bps	43	31	44	12	(1)
Net new assets	2.0	(1.8)	0.3		
Assets under management	198	192	186	+3%	+7%
Mandates penetration	31%	30%	27%		
Number of RM	1,330	1,430	1,490	(100)	(160)

Key metrics in CHF bn

	1Q17	4Q16	1Q16	Δ 4Q16	Δ 1Q16
Net new assets	-	0.8	2.7		
Assets under management	349	339	324	+3%	+8%
Number of RM	540	540	550	-	(10)

Note: Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation

CREDIT SUISSE
April 26, 2017
50

International Wealth Management
Private Banking and Asset Management

Private Banking Adjusted key financials in CHF mn

	1Q17	4Q16	1Q16	Δ 4Q16	Δ 1Q16
Net interest income	342	353	325	(3)%	+5%
Recurring commissions & fees	290	277	276	+5%	+5%
Transaction- and perf.-based	250	235	254	+6%	(2)%
Other revenues	1	(1)	(2)	-	-
Net revenues	883	864	853	+2%	+4%
Provision for credit losses	2	6	(2)	-	-
Total operating expenses	619	666	612	(7)%	+1%
Pre-tax income	**262**	**192**	**243**	**+36%**	**+8%**
Cost/income ratio	**70%**	**77%**	**72%**		

Asset Management Adjusted key financials in CHF mn

	1Q17	4Q16	1Q16	Δ 4Q16	Δ 1Q16
Management fees	254	228	225	+11%	+13%
Performance & placement rev.	42	108	17	(61)%	+147%
Investment & partnership inc.	42	45	78	(7)%	(46)%
Net revenues	338	381	320	(11)%	+6%
Total operating expenses	273	273	255	-	+7%
Pre-tax income	**65**	**108**	**65**	**(40)%**	**-**
Cost/income ratio	**81%**	**72%**	**80%**		

Key metrics in CHF bn

	1Q17	4Q16	1Q16	Δ 4Q16	Δ 1Q16
Adj. net margin in bps	32	24	34	+8	(2)
Net new assets	4.7	0.4	5.4		
Assets under management	336	323	287	+4%	+17%
Net loans	46	45	40	+3%	+15%
Number of RM	1,120	1,140	1,170	(2)%	(4)%

Key metrics in CHF bn

	1Q17	4Q16	1Q16	Δ 4Q16	Δ 1Q16
Net new assets	15.0	(4.4)	1.5		
Assets under management	367	322	301	+14%	+22%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation

CREDIT SUISSE
April 26, 2017 51

Asia Pacific

Wealth Management & Connected and Markets

Wealth Management & Connected

Adjusted key financials in CHF mn

	1Q17	4Q16	1Q16	Δ 4Q16	Δ 1Q16
Private Banking	411	372	319	+10%	+29%
Adv., Underwr. and Financing	178	188	89	(5)%	+100%
Net revenues	589	560	408	+5%	+44%
Provision for credit losses	4	11	(19)		
Total operating expenses	380	382	304	(1)%	+25%
Pre-tax income	**205**	**167**	**123**	**+23%**	**+67%**
Cost/income ratio	**65%**	**68%**	**75%**		
Return on regulatory capital†	**31%**	**27%**	**24%**		
Risk-weighted assets in CHF bn	19	18	14	+6%	+40%
Leverage exposure in CHF bn	45	46	39	(1)%	+16%

Private Banking Revenue details in CHF mn

	1Q17	4Q16	1Q16	Δ 4Q16	Δ 1Q16
Net interest income	168	166	134	+1%	+25%
Recurring commissions & fees	81	92	73	(12)%	+11%
Transaction- and perf.-based	163	114	128	+43%	+27%
Other revenues	(1)	-	(16)	-	-
Net revenues	411	372	319	+10%	+29%

Markets

Adjusted key financials in USD mn

	1Q17	4Q16	1Q16	Δ 4Q16	Δ 1Q16
Equity sales & trading	235	267	281	(12)%	(16)%
Eq. sales & trading ex SMG	*235*	*258*	*295*	*(9)%*	*(20)%*
Fixed income sales & trading	58	33	223	+76%	(74)%
Net revenues	293	300	504	(2)%	(42)%
Provision for credit losses	-	-	(3)		
Total operating expenses	332	344	362	(3)%	(8)%
Pre-tax income	**(39)**	**(44)**	**145**	**n/m**	**n/m**
Cost/income ratio	**113%**	**115%**	**72%**		
Return on regulatory capital†	**(5)%**	**(5)%**	**18%**		
Risk-weighted assets in USD bn	14	16	15	(14)%	(5)%
Leverage exposure in USD bn	61	62	68	(1)%	(10)%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation † See Appendix

CREDIT SUISSE April 26, 2017 52

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (1/2)

	Group in CHF mn			SRU in USD mn			Corp. Ctr. in CHF mn		
	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16
Net revenues reported	**5,534**	**5,181**	**4,638**	**(207)**	**(198)**	**(545)**	**69**	**(16)**	**110**
Fair value on own debt	-	-	-	-	-	-	-	-	-
Real estate gains	-	(78)	-	-	(4)	-	-	-	-
(Gains)/losses on business sales	(15)	2	56	(39)	1	5	23	-	52
Net revenues adjusted	**5,519**	**5,105**	**4,694**	**(246)**	**(201)**	**(540)**	**92**	**(16)**	**162**
Provision for credit losses	**53**	**75**	**150**	**23**	**28**	**119**	**2**	**-**	**1**
Total operating expenses reported	**4,811**	**7,309**	**4,972**	**310**	**2,610**	**602**	**166**	**262**	**76**
Goodwill impairment	-	-	-	-	-	-	-	-	-
Restructuring expenses	(137)	(49)	(255)	(7)	(1)	(80)	(1)	(7)	-
Major litigation provisions	(97)	(2,401)	-	(70)	(2,322)	-	-	-	-
Total operating expenses adjusted	**4,577**	**4,859**	**4,717**	**233**	**287**	**522**	**165**	**255**	**76**
Pre-tax income/(loss) reported	**670**	**(2,203)**	**(484)**	**(540)**	**(2,836)**	**(1,266)**	**(99)**	**(278)**	**33**
Total adjustments	219	2,374	311	38	2,320	85	24	7	52
Pre-tax income/(loss) adjusted	**889**	**171**	**(173)**	**(502)**	**(516)**	**(1,181)**	**(75)**	**(271)**	**85**

	IWM AM in CHF mn			IBCM in USD mn			GM in USD mn		
	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16
Net revenues reported	**338**	**381**	**320**	**608**	**569**	**395**	**1,615**	**1,256**	**1,252**
Fair value on own debt	-	-	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-	-	-
Net revenues adjusted	**338**	**381**	**320**	**608**	**569**	**395**	**1,615**	**1,256**	**1,252**
Provision for credit losses	**-**	**-**	**-**	**6**	**(1)**	**30**	**5**	**(3)**	**22**
Total operating expenses reported	**286**	**278**	**253**	**453**	**422**	**425**	**1,292**	**1,250**	**1,430**
Goodwill impairment	-	-	-	-	-	-	-	-	-
Restructuring expenses	(13)	(5)	2	(2)	6	(28)	(20)	(14)	(102)
Major litigation provisions	-	-	-	-	-	-	-	-	-
Total operating expenses adjusted	**273**	**273**	**255**	**451**	**428**	**397**	**1,272**	**1,236**	**1,328**
Pre-tax income/(loss) reported	**52**	**103**	**67**	**149**	**148**	**(60)**	**318**	**9**	**(200)**
Total adjustments	13	5	(2)	2	(6)	28	20	14	102
Pre-tax income/(loss) adjusted	**65**	**108**	**65**	**151**	**142**	**(32)**	**338**	**23**	**(98)**

CREDIT SUISSE
April 26, 2017
53

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (2/2)

	SUB PC in CHF mn			IWM PB in CHF mn			APAC WM&C in CHF mn			APAC PB[1] in CHF mn		
	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16
Net revenues reported	711	749	728	883	918	853	589	560	408	411	372	319
Fair value on own debt	-	-	-	-	-	-	-	-	-	-	-	-
Real estate gains	-	(20)	-	-	(54)	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-	-	-	-	-	-
Net revenues adjusted	711	729	728	883	864	853	589	560	408	411	372	319
Provision for credit losses	12	10	9	2	6	(2)	4	11	(19)	4	9	(17)
Total operating expenses reported	538	566	549	642	684	622	384	387	305	268	269	217
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-
Restructuring expenses	(47)	3	(35)	(23)	(11)	(10)	(4)	(5)	(1)	(1)	(1)	-
Major litigation provisions	-	-	-	-	(7)	-	-	-	-	-	-	-
Total operating expenses adjusted	491	569	514	619	666	612	380	382	304	267	268	217
Pre-tax income/(loss) reported	161	173	170	239	228	233	201	162	122	139	94	119
Total adjustments	47	(23)	35	23	(36)	10	4	5	1	1	1	-
Pre-tax income/(loss) adjusted	208	150	205	262	192	243	205	167	123	140	95	119

1 APAC PB is part of APAC WM&C

	SUB CIC in CHF mn			APAC Mkts in CHF mn			APAC Mkts in USD mn		
	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16	1Q17	4Q16	1Q16
Net revenues reported	643	650	628	292	302	499	293	300	504
Fair value on own debt	-	-	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-	-	-
Net revenues adjusted	643	650	628	292	302	499	293	300	504
Provision for credit losses	(2)	24	(3)	-	-	(3)	-	-	(3)
Total operating expenses reported	402	417	369	346	361	360	347	358	362
Goodwill impairment	-	-	-	-	-	-	-	-	-
Restructuring expenses	(5)	-	(5)	(15)	(14)	-	(15)	(14)	-
Major litigation provisions	(27)	(19)	-	-	-	-	-	-	-
Total operating expenses adjusted	370	398	364	331	347	360	332	344	362
Pre-tax income/(loss) reported	243	209	262	(54)	(59)	142	(54)	(58)	145
Total adjustments	32	19	5	15	14	-	15	14	-
Pre-tax income/(loss) adjusted	275	228	267	(39)	(45)	142	(39)	(44)	145

CREDIT SUISSE
April 26, 2017
54

Currency mix & Group capital metrics

Credit Suisse Core results[1]

	1Q17 in CHF mn	Contribution CHF	USD	EUR	GBP	Other
Core results						
Net revenues	5,740	23%	51%	10%	2%	14%
Total expenses[2]	4,532	32%	36%	4%	10%	18%
Swiss Universal Bank						
Net revenues	1,354	74%	14%	9%	1%	2%
Total expenses[2]	950	84%	7%	3%	4%	2%
International Wealth Management						
Net revenues	1.222	22%	48%	18%	2%	10%
Total expenses[2]	931	43%	25%	10%	9%	13%
Asia Pacific						
Net revenues	881	3%	46%	2%	1%	48%
Total expenses[2]	734	8%	18%	-%	2%	72%
Global Markets						
Net revenues	1,609	-%	68%	16%	2%	14%
Total expenses[2]	1,292	3%	64%	4%	19%	10%
Investment Bank & Capital Markets						
Net revenues	606	(1)%	92%	1%	4%	4%
Total expenses[2]	457	2%	75%	4%	14%	5%

Sensitivity analysis on Core results[3]

Applying a +/- 10% movement on the average FX rates for 1Q17, the sensitivities are:

- USD/CHF impact on 1Q17 pre-tax income by CHF +136 / (136) mn
- EUR/CHF impact on 1Q17 pre-tax income by CHF +38 / (38) mn

Currency mix capital metric[4] "look-through"


14%
7%
6%
7%
5%
10%
45%
43%
49%
USD
43%
44%
27%
CHF
CET1 capital[5]
Basel III Risk-weighted assets
Swiss leverage exposure
USD
CHF
EUR
Other

A 10% strengthening / weakening of the USD (vs. CHF) would have a **+0 bps / (1.2) bps impact** on the "look-through" **BIS CET1 ratio**

1 As reported 2 Total expenses include provisions for credit losses 3 Sensitivity analysis based on weighted average exchange rates of USD/CHF of 1.00 and EUR/CHF of 1.07 for the 1Q17 results
4 Data based on March 2017 month-end currency mix and on a "look-through" basis
5 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel III regulatory adjustments (e.g. goodwill)

CREDIT SUISSE April 26, 2017 55

Notes

General notes

- Throughout the presentation rounding differences may occur
- All **risk-weighted assets (RWA)** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points (bps)
  Gross margin = adj. net revenues annualized / average AuM; net margin = adj. pre-tax income annualized / average AuM
- **Mandates penetration** reflects advisory and discretionary mandates as percentage of total AuM, excluding AuM from the EAM business

Specific notes

* "Adjusted operating expenses at constant FX rates" and "adjusted non-compensation operating expenses at constant FX rates" include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for certain accounting changes (which had not been in place at the launch of the cost savings program), debit valuation adjustments (DVA) related volatility and for FX, applying the following main currency exchange rates for 1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497, 3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0010, EUR/CHF 1.0851, GBP/CHF 1.5123, 1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845, 3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764, 4Q16: USD/CHF 1.0101, EUR/CHF 1.0798, GBP/CHF 1.2451, 1Q17: USD/CHF 0.9963, EUR/CHF 1.0670, GBP/CHF 1.2464. These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review. Adjusted non-compensation expenses are adjusted operating expenses excluding compensation and benefits. To calculate adjusted non-compensation expenses at constant FX rates, we subtract compensation and benefits (adjusted at constant FX rates in the manner described above) from adjusted operating expenses at constant FX rates.

† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital calculated using (adjusted) income after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers.

Abbreviations

Adj. = Adjusted; AM = Asset Management; Ann. = Annualized; APAC = Asia Pacific; AuM = Assets under Management; bps = basis points; CAGR = Compound Annual Growth Rate; CIC = Corporate & Institutional Clients; Corp. Ctr. = Corporate Center; DCM = Debt Capital Markets; EAM = External Asset Manager; ECM = Equity Capital Markets; EMEA = Europe, Middle East & Africa; FTE = Full Time Equivalent; GM = Global Markets; IBCM = Investment Banking & Capital Markets; IPO = Initial Public Offering; IWM = International Wealth Management; M&A = Mergers & Acquisitions; Mkts = Markets; NII = Net interest income; n/m = not meaningful; NNA = Net new assets; PB = Private Banking; PC = Private Clients; PTI = Pre-tax income; QoQ = Quarter-on-quarter; RM = Relationship Manager(s); RoRC = Return on Regulatory Capital; SMG = Systematic Market-Making Group; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBTF = Swiss "too big to fail" framework; UHNW(I) = Ultra High Net Worth (Individuals); WM = Wealth Management; WM&C = Wealth Management & Connected; YoY = Year-on-year

CREDIT SUISSE

April 26, 2017 56

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrants)

Date: April 26, 2017
By:
/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer